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F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER

         Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For         Press Release issued April 1, 2003 & April 7, 2003

                                                                   AIR CANADA
7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Commission File Number:         0-27096

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):         0-27096         .

C O N T E N T S

1.    Press Release issued on April 1, 2003.

2.    Press Release issued on April 7, 2003.

AIR CANADA TO RESTRUCTURE UNDER CCAA

•
Business as usual for airline and subsidiaries; all operations and customer programs, including Aeroplan to continue without interruption

•
$1.05 Billion (CDN) DIP Financing arranged from General Electric Capital Canada Inc.

•
New holding company to be created for Air Canada family of companies

MONTRÉAL, April 1, 2003 — Air Canada announced today that it has filed for protection under the Companies' Creditors Arrangement Act (CCAA) in order to facilitate its operational, commercial, financial and corporate restructuring. The success of this massive transformation is dependent on fundamental labour cost restructuring with amendments to collective agreements, work rules and wages. The CCAA process will allow Air Canada to restructure its balance sheet and costs to complete its transformation into a leaner, more efficient, lower cost airline through savings obtained mainly from aircraft lessors, lenders, bondholders and labour groups.

"Clearly, while not our preferred course of action, a CCAA filing is necessary to allow Air Canada to make the required changes to compete effectively and profitably in a changed environment," said Robert Milton, President and Chief Executive Officer. "Air Canada's customers around the world can continue booking with confidence that their travel plans will not be disrupted. It has been repeatedly demonstrated that the action we have taken today to restructure will not create a disruption to service nor should it impact in any way our commitment to safety and customer service — this has been demonstrated by US Airways and United Airlines in recent months. Aeroplan members will have continued access to the benefits associated with our frequent flyer program throughout the restructuring process and beyond. Employees, upon whom we depend upon to continue delivering the safe and reliable customer service Air Canada is renowned for around the world, will continue to be paid on their regular payroll schedule. Suppliers will be paid in the ordinary course for goods and services provided going forward after the filing date.

        .../2

"While we were able to generate in excess of $1 billion in liquidity through the DIP facility to finance our restructuring and transformation, in view of falling revenues as a result of world events it would be irresponsible to continue without a process in place to bring costs in line with the new environment. I stress that this is not just about restructuring our balance sheet — this is about restructuring our operational costs, including labour and fleet; restructuring commercially to better meet the needs of our customers and restructuring the corporation to better focus on the development of stand-alone businesses. The business model is broken and it must be fixed without burning any more furniture. Air Canada and our people need to embrace a culture change and a new way of doing business," said Milton.

Filing of Petition

Air Canada obtained today an order from the Supreme Court of Ontario providing creditor protection under the Companies' Creditors Arrangement Act (CCAA). The company is also making a concurrent petition under section 304 of the U.S. Bankruptcy Code.

The filing includes Air Canada (including all of its divisions such as Air Canada Technical Services), Air Canada Jazz, ZIP Air Inc. and Air Canada Capital. Aeroplan, Air Canada Vacations (ACV) and Destina are not included and these three subsidiaries will continue dealing with their creditors on a normal basis.

Debtor-In — Possession (DIP) Financing

In conjunction with its filing the Corporation has arranged for a USD $700 million (or an equivalent amount in Canadian dollars not to exceed $1.05 billion) debtor-in-possession (DIP) secured financing facility from General Electric Capital Canada Inc. The facility will be secured by all of the unencumbered assets of Air Canada, and will be available in two stages. The first tranche is a term loan in the amount of USD $400 million. The remaining USD $300 million will be made available as a revolving term credit facility. The loan will have a term of up to 18 months. In addition to our unrestricted cash on hand of approximately $375 million, the DIP financing will provide adequate liquidity to meet all of the anticipated needs of Air Canada and its operating units to continue normal operations throughout the CCAA process.

Exit Financing

Air Canada is in discussion with major financial investors with respect to permanent financing upon exit from the restructuring process. The outcome of these discussions is contingent upon a number of factors, including labour cost restructuring and the prevailing Canadian regulatory environment. Onex Corporation has confirmed its intent to proceed with its offer to acquire a 35 per cent interest in Aeroplan from Air Canada and has agreed to a 30-day exclusive negotiating period to restructure the transaction, to close upon the airline's emergence from CCAA.

        .../3

Contributing Factors

Over the past three years, airlines around the world have faced a number of significant challenges which have battered the industry. The high tech meltdown starting in 2000, the economic slowdown of 2001, the terrorist attacks of September 11, 2001, the growth of low cost competition, high oil prices and, now, the war in Iraq have all contributed to the situation that Air Canada, and several other airlines, face today. While Air Canada has dealt aggressively with many of these issues and outperformed North American industry peers for the past three years, those achievements are not enough to overcome the significant cost and liquidity challenges faced by the airline.

Industry Outlook

According to IATA, the industry has lost USD $ 31 billion in the last two years and their most recent analysis dated March 22, 2003 forecasts the armed conflict could easily result in USD $10 billion dollars of losses on international traffic by extending the current traffic slump well into the summer season. In a Global Equity Research report on March 7, 2003, USB Warburg provided 2003 loss estimates for the North American industry alone of USD$6.5 billion with full year revenues projected down 4 per cent. The revenue outlook has further deteriorated with the prospect of a longer than predicted war in Iraq and the recent SARS crisis. The report also forecast that absent material change, all surviving North American legacy network majors will enter Chapter 11 within two years. In Canada, the growth in competitive capacity from low cost carriers in a flat market adds further to the revenue erosion. "It is our view that rather than burn more of our resources chasing an outdated business model, we must cut to the chase now," said Milton.

Labour

"It appears that the only successful airlines today are the original low-cost carriers or restructured mainline carriers. As we are currently seeing with airlines in the United States, the labour costs of most legacy North American carriers are simply untenable in the new airline environment. There cannot be a successful restructuring without a radical wholesale revision to work rules and changes under the collective agreements governing the company's 31,000 unionized employees," said Milton.

        .../4

While the airline has repeatedly outlined to its unions the urgent need to find $650 million in permanent, annual labour savings by March 15, 2003, there has been no agreement on a meaningful course of action to date, with one exception which results in an important temporary saving. The Canadian Auto Workers Airline Division (CAW) has concluded an agreement on a Supplemental Unemployment Benefit Plan that will allow the airline to temporarily reduce its over 1,000 surplus Customer Sales & Service agent workforce and as well has agreed to defer the general salary increase that would have been effective March 30, 2003, saving the company approximately $36 million.

"The reaction from union leadership has generally been disappointing and has ultimately compromised the future of their membership. I had implored our union leaders to attempt to be different from some of our U.S. peers and assist in restructuring our costs outside a bankruptcy process, without the assistance of the courts but the impasse gives us no option but to restructure under court supervision with the mandatory consent of creditors," Milton said. "In a CCAA restructuring, the $650 million requested by the company will be off the table and the appropriate labour cost reduction will be a condition to be set by creditors, the monitor and the court."

Pension Plans

The value of Air Canada's pension plans, like that of nearly all pension funds, deteriorated in 2001 and 2002 due to a convergence of declining interest rates and declining stock markets. As a result of this and coupled with Air Canada's fragile financial position, the Office of the Superintendent of Financial Institutions (OSFI) requested that Air Canada suspend the pension contribution holiday to which it is legally entitled and conduct a pension valuation earlier than the next regularly scheduled evaluation in 2004 to determine the extent of the pension shortfall and to fund any liability as soon as possible. The company has been in a constructive dialogue with OSFI regarding the appropriate means and schedule in which to address its concerns.

Depending on the outcome of the restructuring, the company is considering a number of alternatives. These are:

  •
  Reducing accrued benefits to bring its existing pension plans in line with market practice

  •
  Freezing accrual of benefits for a fixed period of time; or

  •
  Moving to "defined contribution" type pension arrangements.

        .../5

Commercial restructuring
New Business Model To Better Meet the Needs of our Customers

The restructuring is not limited to fixing the company's balance sheet and labour costs. Air Canada will also change the way it does business to better meet the needs of customers. Initiatives underway will allow Air Canada to simplify its pricing, restructure the network to allow greater ease of use through higher frequency and increased connecting opportunities. While the airline adjusts capacity on an ongoing basis to meet demand, there are no immediate plans to discontinue service on any route at this point. The new Air Canada will continue to be one of the world's leading carriers serving all corners of the world.

Operational Restructuring — Fleet

The operational restructuring calls for a revised fleet plan in addition to a restructuring of labour costs. The revised fleet plan calls for streamlining the fleet by eliminating smaller fleet such as the Boeing 747-400, the Boeing 737- 200 and the BAE 146. The plan also calls for the growth of the company's CRJ-50 fleet as well as the introduction of 90-seat Regional Jet aircraft.

Corporate Restructuring

Air Canada will also undertake a corporate reorganization that will create a new holding parent corporation, Air Canada Enterprises, with separate business units for each of the activities in which the corporation is involved. Air Canada will continue to carry on a domestic, transborder and international airline business as Canada's national carrier. As part of the reorganization all of Air Canada's equity interests in its existing subsidiaries including Aeroplan, Air Canada Technical Services, Jazz, ZIP, Air Canada Vacations, Air Canada Capital and Destina will be directly owned, as sister companies by Air Canada Enterprises. Air Canada will proceed with previously announced plans to create Airport Ground Handling; and that new division as well as Air Canada Cargo business operations will be constituted as stand alone subsidiaries and transferred from Air Canada to Air Canada Enterprises. Provided that the proposed sale of a 35 per cent share of Aeroplan is restructured as intended by Onex and Air Canada, this transaction would close upon the airline's emergence from CCAA.

The reorganization will modernize Air Canada's corporate structure. It is a continuation of Air Canada's strategy of focusing on the development of profitable stand-alone businesses. The proposed structure will separate regulated operations from non-regulated businesses and align management and labour interests. It is intended that each of the businesses with a unionized labour environment will have a separate bargaining unit and a separate management team as well as a cost structure competitive within its specific sector.

        .../6

The structure will enhance the operational and financial flexibility of the Air Canada group as a whole as well as accommodate joint ventures with and investments by financial and strategic partners.

Chief Restructuring Officer

Over the coming months, Air Canada will work with its creditors, union leaders, employee groups and other stakeholders to restructure the airline. Calin Rovinescu has been appointed Chief Restructuring Officer and will temporarily relinquish his day to day responsibilities as Executive Vice-President, Corporate Development and Strategy to focus primarily on the restructuring exercise. Prior to joining Air Canada in April 2000, Rovinescu was the Managing Partner of a major Canadian law firm and over a 20 year career, advised various enterprises in Canada, the United States and Europe on restructurings, privatisations and friendly and hostile takeovers in various industries. "With his background and wealth of experience I can think of no one better suited to the task at hand than Calin," said Milton.

"The task before us will be painful at times and the challenges daunting but I am confident that the people of Air Canada have the fortitude to accept that the world has changed. With their goodwill and hard work, and our restructuring plan, I am confident that we will emerge as a strong, efficient company with a low cost structure, higher productivity levels and the ability to compete effectively and profitably while providing our customers with the high service standards they expect of Air Canada," said Milton.

The corporation's audited 2002 year-end financial statements will be released prior to May 20, 2003.

–  30  –

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 654-7022
Internet:	www.aircanada.ca

MATERIAL CHANGE REPORT

PURSUANT TO

Section 85(1) of the Securities Act (British Columbia)
Section 146(1) of the Securities Act (Alberta)
Section 84(1) of The Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of The Securities Act, 1990 (Newfoundland and Labrador)

1.    REPORTING ISSUER

  Air Canada (or the "Company")

        Air Canada Centre, 7373 Cote Vertu West, St. Laurent, Quebec H4S 1Z3

2.    DATE OF MATERIAL CHANGE

  April 1, 2003

3.    PRESS RELEASE

  A press release disclosing the material change was issued by the Company on April 1, 2003. A copy of the press release is attached hereto as Appendix "A".

4.    SUMMARY OF MATERIAL CHANGE

  On April 1, 2003, the Company announced that it had filed for protection under the Companies' Creditors Arrangement Act (CCAA) in order to facilitate its operational, commercial, financial and corporate restructuring. Air Canada announced that it had obtained an order from the Ontario Superior Court of Justice providing creditor protection under the Companies' Creditors Arrangement Act (CCAA). The company also made a concurrent petition under section 304 of the U.S. Bankruptcy Code.

  In conjunction with its filing the Company has arranged for a USD $700 million (or an equivalent amount in Canadian dollars not to exceed $1.05 billion) debtor-in-possession (DIP) secured financing facility from General Electric Capital Canada Inc. The facility will be secured by all of the unencumbered assets of Air Canada, and will be available in two stages. The first tranche is a term loan in the amount of USD $400 million. The remaining USD $300 million will be made available as a revolving term credit facility. The loan will have a term of up to 18 months. In addition to the Corporation's unrestricted cash on hand of approximately $375 million, the DIP financing will provide adequate liquidity to meet all of the anticipated needs of Air Canada and its operating units to continue normal operations throughout the CCAA process.

  Air Canada is in discussion with major financial investors with respect to permanent financing upon exit from the restructuring process. The outcome of these discussions is contingent upon a number of factors, including labour cost restructuring and the prevailing Canadian regulatory environment. Onex Corporation has confirmed its intent to proceed with its offer to acquire a 35 per cent interest in Aeroplan from Air Canada and has agreed to a 30-day exclusive negotiating period to restructure the transaction, to close upon the airline's emergence from CCAA.

  The value of Air Canada's pension plans, like that of nearly all pension funds, deteriorated in 2001 and 2002 due to a convergence of declining interest rates and declining stock markets. As a result of this and coupled with Air Canada's fragile financial position, the Office of the Superintendent of Financial Institutions (OSFI) requested that Air Canada suspend the pension contribution holiday to which it is legally entitled and conduct a pension valuation earlier than the next regularly scheduled evaluation in 2004 to determine the extent of the pension shortfall and to fund any liability as soon as possible. The Company has been in a constructive dialogue with OSFI regarding the appropriate means and schedule in which to address its concerns.

  The operational restructuring calls for a revised fleet plan in addition to a restructuring of labour costs. The revised fleet plan calls for streamlining the fleet by eliminating smaller fleet such as the Boeing 747-400, the Boeing 737-200 and the BAE 146. The plan also calls for the growth of the company's CRJ-50 fleet as well as the introduction of 90-seat Regional Jet aircraft.

  Air Canada will also undertake a corporate reorganization that will create a new holding parent corporation, Air Canada Enterprises, with separate business units for each of the activities in which the corporation is involved. Air Canada will continue to carry on a domestic, transborder and international airline business as Canada's national carrier. As part of the reorganization all of Air Canada's equity interests in its existing subsidiaries including Aeroplan, Air Canada Technical Services, Jazz, ZIP, Air Canada Vacations, Air Canada Capital and Destina will be directly owned, as sister companies by Air Canada Enterprises. Air Canada will proceed with previously announced plans to create Airport Ground Handling; and that new division as well as Air Canada Cargo business operations will be constituted as stand alone subsidiaries and transferred from Air Canada to Air Canada Enterprises.

  Over the coming months, Air Canada will work with its creditors, union leaders, employee groups and other stakeholders to restructure the airline. Calin Rovinescu has been appointed Chief Restructuring Officer and will temporarily relinquish his day to day responsibilities as Executive Vice-President, Corporate Development and Strategy to focus primarily on the restructuring exercise.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

  Please see the press release attached hereto as Appendix "A".

6.    RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

  Not applicable

7.    OMITTED INFORMATION

  Not applicable

8.    STATEMENT OF SENIOR OFFICER

  Further information regarding the matters described in this report may be obtained from Mr. John M. Baker, Senior Vice-President and General Counsel, who is knowledgeable about the details of the material change and may be contacted at (514) 422-7275.

The foregoing accurately discloses the material change referred to herein.

        DATED at St. Laurent, Quebec this 2nd day of April, 2003.

AIR CANADA
By:
John Baker
Senior Vice-President and General Counsel

Appendix "A"
Press Release

AIR CANADA TO RESTRUCTURE UNDER CCAA

•
Business as usual for airline and subsidiaries; all operations and customer programs, including Aeroplan to continue without interruption

•
$1.05 Billion (CDN) DIP Financing arranged from General Electric Capital Canada Inc.

•
New holding company to be created for Air Canada family of companies

MONTRÉAL, April 1, 2003 — Air Canada announced today that it has filed for protection under the Companies' Creditors Arrangement Act (CCAA) in order to facilitate its operational, commercial, financial and corporate restructuring. The success of this massive transformation is dependent on fundamental labour cost restructuring with amendments to collective agreements, work rules and wages. The CCAA process will allow Air Canada to restructure its balance sheet and costs to complete its transformation into a leaner, more efficient, lower cost airline through savings obtained mainly from aircraft lessors, lenders, bondholders and labour groups.

"Clearly, while not our preferred course of action, a CCAA filing is necessary to allow Air Canada to make the required changes to compete effectively and profitably in a changed environment," said Robert Milton, President and Chief Executive Officer. "Air Canada's customers around the world can continue booking with confidence that their travel plans will not be disrupted. It has been repeatedly demonstrated that the action we have taken today to restructure will not create a disruption to service nor should it impact in any way our commitment to safety and customer service — this has been demonstrated by US Airways and United Airlines in recent months. Aeroplan members will have continued access to the benefits associated with our frequent flyer program throughout the restructuring process and beyond. Employees, upon whom we depend upon to continue delivering the safe and reliable customer service Air Canada is renowned for around the world, will continue to be paid on their regular payroll schedule. Suppliers will be paid in the ordinary course for goods and services provided going forward after the filing date.

"While we were able to generate in excess of $1 billion in liquidity through the DIP facility to finance our restructuring and transformation, in view of falling revenues as a result of world events it would be irresponsible to continue without a process in place to bring costs in line with the new environment. I stress that this is not just about restructuring our balance sheet — this is about restructuring our operational costs, including labour and fleet; restructuring commercially to better meet the needs of our customers and restructuring the corporation to better focus on the development of stand-alone businesses. The business model is broken and it must be fixed without burning any more furniture. Air Canada and our people need to embrace a culture change and a new way of doing business," said Milton.

Filing of Petition

Air Canada obtained today an order from the Supreme Court of Ontario providing creditor protection under the Companies' Creditors Arrangement Act (CCAA). The company is also making a concurrent petition under section 304 of the U.S. Bankruptcy Code.

The filing includes Air Canada (including all of its divisions such as Air Canada Technical Services), Air Canada Jazz, ZIP Air Inc. and Air Canada Capital. Aeroplan, Air Canada Vacations (ACV) and Destina are not included and these three subsidiaries will continue dealing with their creditors on a normal basis.

Debtor-In-Possession (DIP) Financing

In conjunction with its filing the Corporation has arranged for a USD $700 million (or an equivalent amount in Canadian dollars not to exceed $1.05 billion) debtor-in-possession (DIP) secured financing facility from General Electric Capital Canada Inc. The facility will be secured by all of the unencumbered assets of Air Canada, and will be available in two stages. The first tranche is a term loan in the amount of USD $400 million. The remaining USD $300 million will be made available as a revolving term credit facility. The loan will have a term of up to 18 months. In addition to our unrestricted cash on hand of approximately $375 million, the DIP financing will provide adequate liquidity to meet all of the anticipated needs of Air Canada and its operating units to continue normal operations throughout the CCAA process.

Exit Financing

Air Canada is in discussion with major financial investors with respect to permanent financing upon exit from the restructuring process. The outcome of these discussions is contingent upon a number of factors, including labour cost restructuring and the prevailing Canadian regulatory environment. Onex Corporation has confirmed its intent to proceed with its offer to acquire a 35 per cent interest in Aeroplan from Air Canada and has agreed to a 30-day exclusive negotiating period to restructure the transaction, to close upon the airline's emergence from CCAA.

Contributing Factors

Over the past three years, airlines around the world have faced a number of significant challenges which have battered the industry. The high tech meltdown starting in 2000, the economic slowdown of 2001, the terrorist attacks of September 11, 2001, the growth of low cost competition, high oil prices and, now, the war in Iraq have all contributed to the situation that Air Canada, and several other airlines, face today. While Air Canada has dealt aggressively with many of these issues and outperformed North American industry peers for the past three years, those achievements are not enough to overcome the significant cost and liquidity challenges faced by the airline.

Industry Outlook

According to IATA, the industry has lost USD $ 31 billion in the last two years and their most recent analysis dated March 22, 2003 forecasts the armed conflict could easily result in USD $10 billion dollars of losses on international traffic by extending the current traffic slump well into the summer season. In a Global Equity Research report on March 7,2003, USB Warburg provided 2003 loss estimates for the North American industry alone of USD$6.5 billion with full year revenues projected down 4 per cent. The revenue outlook has further deteriorated with the prospect of a longer than predicted war in Iraq and the recent SARS crisis. The report also forecast that absent material change, all surviving North American legacy network majors will enter Chapter 11 within two years. In Canada, the growth in competitive capacity from low cost carriers in a flat market adds further to the revenue erosion. "It is our view that rather than burn more of our resources chasing an outdated business model, we must cut to the chase now," said Milton.

Labour

"It appears that the only successful airlines today are the original low-cost carriers or restructured mainline carriers. As we are currently seeing with airlines in the United States, the labour costs of most legacy North American carriers are simply untenable in the new airline environment. There cannot be a successful restructuring without a radical wholesale revision to work rules and changes under the collective agreements governing the company's 31,000 unionized employees," said Milton.

While the airline has repeatedly outlined to its unions the urgent need to find $650 million in permanent, annual labour savings by March 15, 2003, there has been no agreement on a meaningful course of action to date, with one exception which results in an important temporary saving. The Canadian Auto Workers Airline Division (CAW) has concluded an agreement on a Supplemental Unemployment Benefit Plan that will allow the airline to temporarily reduce its over 1,000 surplus Customer Sales & Service agent workforce and as well has agreed to defer the general salary increase that would have been effective March 30, 2003, saving the company approximately $36 million.

"The reaction from union leadership has generally been disappointing and has ultimately compromised the future of their membership. I had implored our union leaders to attempt to be different from some of our U.S. peers and assist in restructuring our costs outside a bankruptcy process, without the assistance of the courts but the impasse gives us no option but to restructure under court supervision with the mandatory consent of creditors," Milton said. "In a CCAA restructuring, the $650 million requested by the company will be off the table and the appropriate labour cost reduction will be a condition to be set by creditors, the monitor and the court."

Pension Plans

The value of Air Canada's pension plans, like that of nearly all pension funds, deteriorated in 2001 and 2002 due to a convergence of declining interest rates and declining stock markets. As a result of this and coupled with Air Canada's fragile financial position, the Office of the Superintendent of Financial Institutions (OSFI) requested that Air Canada suspend the pension contribution holiday to which it is legally entitled and conduct a pension valuation earlier than the next regularly scheduled evaluation in 2004 to determine the extent of the pension shortfall and to fund any liability as soon as possible. The company has been in a constructive dialogue with OSFI regarding the appropriate means and schedule in which to address its concerns.

Depending on the outcome of the restructuring, the company is considering a number of alternatives. These are:

  •
  Reducing accrued benefits to bring its existing pension plans in line with market practice

  •
  Freezing accrual of benefits for a fixed period of time; or

  •
  Moving to "defined contribution" type pension arrangements.

Commercial restructuring

New Business Model To Better Meet the Needs of our Customers

The restructuring is not limited to fixing the company's balance sheet and labour costs. Air Canada will also change the way it does business to better meet the needs of customers. Initiatives underway will allow Air Canada to simplify its pricing, restructure the network to allow greater ease of use through higher frequency and increased connecting opportunities. While the airline adjusts capacity on an ongoing basis to meet demand, there are no immediate plans to discontinue service on any route at this point. The new Air Canada will continue to be one of the world's leading carriers serving all corners of the world.

Operational Restructuring — Fleet

The operational restructuring calls for a revised fleet plan in addition to a restructuring of labour costs. The revised fleet plan calls for streamlining the fleet by eliminating smaller fleet such as the Boeing 747-400, the Boeing 737-200 and the BAE 146. The plan also calls for the growth of the company's CRJ-50 fleet as well as the introduction of 90-seat Regional Jet aircraft.

Corporate Restructuring

Air Canada will also undertake a corporate reorganization that will create a new holding parent corporation, Air Canada Enterprises, with separate business units for each of the activities in which the corporation is involved. Air Canada will continue to carry on a domestic, transborder and international airline business as Canada's national carrier. As part of the reorganization all of Air Canada's equity interests in its existing subsidiaries including Aeroplan, Air Canada Technical Services, Jazz, ZIP, Air Canada Vacations, Air Canada Capital and Destina will be directly owned, as sister companies by Air Canada Enterprises. Air Canada will proceed with previously announced plans to create Airport Ground Handling; and that new division as well as Air Canada Cargo business operations will be constituted as stand alone subsidiaries and transferred from Air Canada to Air Canada Enterprises. Provided that the proposed sale of a 35 per cent share of Aeroplan is restructured as intended by Onex and Air Canada, this transaction would close upon the airline's emergence from CCAA.

The reorganization will modernize Air Canada's corporate structure. It is a continuation of Air Canada's strategy of focusing on the development of profitable stand-alone businesses. The proposed structure will separate regulated operations from non-regulated businesses and align management and labour interests. It is intended that each of the businesses with a unionized labour environment will have a separate bargaining unit and a separate management team as well as a cost structure competitive within its specific sector.

The structure will enhance the operational and financial flexibility of the Air Canada group as a whole as well as accommodate joint ventures with and investments by financial and strategic partners.

Chief Restructuring Officer

Over the coming months, Air Canada will work with its creditors, union leaders, employee groups and other stakeholders to restructure the airline. Calin Rovinescu has been appointed Chief Restructuring Officer and will temporarily relinquish his day to day responsibilities as Executive Vice-President, Corporate Development and Strategy to focus primarily on the restructuring exercise. Prior to joining Air Canada in April 2000, Rovinescu was the Managing Partner of a major Canadian law firm and over a 20 year career, advised various enterprises in Canada, the United States and Europe on restructurings, privatisations and friendly and hostile takeovers in various industries. "With his background and wealth of experience I can think of no one better suited to the task at hand than Calin," said Milton.

"The task before us will be painful at times and the challenges daunting but I am confident that the people of Air Canada have the fortitude to accept that the world has changed. With their goodwill and hard work, and our restructuring plan, I am confident that we will emerge as a strong, efficient company with a low cost structure, higher productivity levels and the ability to compete effectively and profitably while providing our customers with the high service standards they expect of Air Canada," said Milton.

The corporation's audited 2002 year-end financial statements will be released prior to May 20, 2003.

This discussion contains certain forward-looking statements, which involve a number of risks and uncertainties. As a result of many factors including acts or potential acts of terrorism, international conflicts, government regulations and government mandated restrictions on operations and pricing, fuel prices, industry restructuring, labour negotiations, the economic environment in general including foreign exchange and interest rates, the airline competitive and pricing environment, industry capacity decisions and new entrants as well as external events, actual results could differ from expected results and the differences could be material.

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 654-7022
Internet:	www.aircanada.ca

ROBERT E. BROWN APPOINTED VICE-CHAIR OF AIR CANADA BOARD

MONTRÉAL, April 7, 2003 — Air Canada announced the appointment of Robert E. Brown as Vice-Chair of the Board of Directors, effective today.

"Bob's extensive experience in the aviation industry will serve Air Canada well as we work to restructure the airline. I have known Bob for many years and I look forward to working closely with him," said Robert Milton, President and Chief Executive Officer.

Mr. Brown will replace John Fraser as Chairman of the Board on May 13, 2003. Mr. Fraser will continue as a member of the board until his retirement to take effect at the next Annual General Meeting. The date of the next Annual General Meeting is under review.

"We are grateful for Jack's dedication and enormous contribution to this company since privatization," said Mr. Milton.

Mr. Brown was President and CEO of Bombardier Inc. from 1999 to December 2002. He held various senior positions during his career at Bombardier, including President and CEO of Bombardier Aerospace Group-North America in 1992, with responsibility for Canadair, Learjet and deHavilland. In 1996, he was named President and CEO of Bombardier Aerospace. Prior to joining Bombardier in 1987, Mr. Brown held various senior positions with the federal government of Canada.

Mr. Brown joined Air Canada's Board of Directors on March 12, 2003.

–  30  –

Contacts:	Isabelle Arthur (Montréal)	(514) 422-5788
	Laura Cooke (Toronto)	(416) 263-5576
	Angela Mah (Vancouver)	(604) 654-7022
Internet:	www.aircanada.ca

S I G N A T U R E S

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.AIR CANADAs
Registrant:

AIR CANADA Registrant:
By:	/s/ JOHANNE DRAPEAU Johanne Drapeau Deputy Secretary
	Dated:	April 8, 2003

QuickLinks

F O R M 6-K REPORT OF FOREIGN PRIVATE ISSUER
C O N T E N T S
MATERIAL CHANGE REPORT PURSUANT TO
Appendix "A" Press Release AIR CANADA TO RESTRUCTURE UNDER CCAA
S I G N A T U R E S